HUYA INC.

Building A3, E-Park

280 Hanxi Road

Panyu District, Guangzhou 511446

People’s Republic of China

January 17, 2024

VIA EDGAR

Mr. Stephen Krikorian

Mr. Morgan Youngwood

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	HUYA Inc. (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2022 Response dated September 28, 2023 File No. 001-38482

Dear Mr. Krikorian and Mr. Youngwood:

This letter sets forth the Company’s responses to the comments contained in the letter dated November 3, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 26, 2023 (the “2022 Form 20-F”) and the Company’s correspondence filed with the Commission on September 28, 2023 (the “Correspondence”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F or the Correspondence.

Form 20-F for the Fiscal Year Ended December 31, 2022

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Principal Accounting Policies

(b) Short-term deposits and long-term deposits, page F-22

1.	The staff notes the Company’s response to prior comment 10 regarding whether the Company and its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940 (“Investment Company Act”).

a.	Please update the entire response to reflect factual and other information as of September 30, 2023 or the most recently available fiscal quarter end.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
January 17, 2024

b.	The response was not fully responsive to the staff’s question because it failed to discuss whether any of the Company’s subsidiaries meets the definition of an “investment company” under Section 3(a)(1)(A). Please provide that analysis, addressing, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and providing legal and factual support for your analysis of each such factor as they apply to each of the Company’s subsidiaries.

c.	We note your discussion under “Sources of Company’s Income” references percentages but does not indicate how these percentages were calculated. Please provide the actual income amounts that support this calculation, along with any other relevant factual information or assumptions.

d.	Please update the discussion of the “Nature of Present Assets” to reflect the Company’s assets on a consolidated basis, and please provide detailed information supporting the manner in which the calculation is made.

Section 3(a)(1)(A) of the Investment Company Act defines the term “investment company” to include any issuer which “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities” (emphasis added). The determination of an issuer’s primary business engagement requires a fact-specific inquiry. Over the years, the SEC and the courts have developed a number of criteria to be used in determining whether a company is engaged primarily in a non-investment business. The criteria applicable to nearly every situation are: (i) the company’s historical development; (ii) its public representations of policy; (iii) the activities of its officers and directors; (iv) the sources of its present income; and (v) the nature of its present assets (the “Tonopah Factors”).1

Although the SEC has not indicated how much emphasis should be placed on any particular criterion, it has indicated that, in general, more significance should be placed on the character of a company’s assets (as evidenced by the relative percentage of a company’s assets invested in operating businesses (“operating assets”) versus investment instruments (“investment assets”)), and the sources of the company’s present income (as evidenced by the relative percentage of the company’s income derived from operating assets versus investment assets).2 However, other considerations may apply in the application of the foregoing factors, for example, a company’s investment holdings may be based on such company’s need for cash for operations or acquisitions or other needs and a desire to preserve the value of such cash. In general, SEC and court decisions indicate that if an applicant has demonstrated significant activity in a non-investment business, a need for available capital, and the absence of public representations that it is in the investment business, no registration is required.

[1]	Tonopah Mining Co. of Nev., 26 S.E.C. 426, 427 (1947); Certain Prima Facie Inv. Cos., Investment Company Act Release No. IC-10937, 18 S.E.C. Docket 948 (1979).

[2]	Investment Company Act Release No. IC-10937, supra note 1; Tonopah, 26 S.E.C. at 427. But see SEC v. National Presto Industries, Inc. 486 F.D.A. 305 (7th Cir. 2007), in which the Court rejected the assertion that the composition of a company’s assets is the most important of these five considerations; rather, what is most important is whether the company’s “portfolio and activities [will] lead investors to treat a firm as an investment vehicle or as an operating enterprise.”

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
January 17, 2024

Because the Company does not hold itself out to be an investment company, the relevant consideration is whether the Company is “primarily” engaged in the investment business. For the Staff’s reference, the Company is submitting, under a separate cover and on a confidential, supplemental basis, a detailed analysis of the application of the five Tonopah Factors to the Company and each of its subsidiaries as Appendix B to the Company’s supplemental responses (the “Supplemental Submission”).

Based on the analysis of the application of the five Tonopah Factors set forth in the Supplemental Submission, neither the Company nor its subsidiaries, other than Happy Jungle Inc., Tiger Jungle Inc., HT Inc., Guangzhou Taige Investment Consulting Co., Ltd., Ningbo Meishan Free Trade Port Area Chenhai Shangying Equity Investment Partnership (Limited Partnership), Ningbo Taiyuan Enterprise Management Consulting Partnership (Limited Partnership) and Ningbo Taiheng Enterprise Management Consulting Partnership (Limited Partnership) (collectively, the “Strategic Investment Subsidiaries”), is engaged in an investment company business, but rather each entity is primarily engaged in the business of providing online live streaming platforms and related services.

While each of the Strategic Investment Subsidiaries may be deemed to be engaged in an investment company business under Section 3(a)(1)(A) of the Investment Company Act in support of the Company’s overall operating business, each such entity is exempt from registration as an investment company under the Investment Company Act as described in the Company’s response to comment 3 below.

The analysis of the application of the Tonopah Factors contained in Appendix B to Company’s Supplemental Submission reflects factual and other information as of September 30, 2023, as requested in parts (a) and (b) of this comment 1. In addition, the Company has included each entity’s actual income amounts and relevant factual information under the heading “Sources of the Company’s Income” in Appendix B to the Company’s Supplemental Submission as requested in part (c) of this comment and has updated the discussion under the heading “Nature of Present Assets” in Appendix B to the Company’s Supplemental Submission to reflect the Company’s assets on a consolidated basis as requested in part (d) of this comment.

2.	Please clarify whether the corporate structure chart previously provided depicting the Company Group is comprehensive and includes all the Company’s subsidiaries. In addition, further to comment 1 above, please ensure that your discussion of “investment company” status under Section 3(a)(1)(A) and Section 3(a)(1)(C) of the Investment Company Act addresses all subsidiaries.

The Company respectfully submits that the corporate structure chart previously provided depicting the Company Group is comprehensive and includes all subsidiaries of the Company and the variable interest entities validly existing as of June 30, 2023. For the Staff’s reference, the Company is submitting, under a separate cover and on a confidential, supplemental basis, a corporate structure chart depicting all subsidiaries of the Company and the variable interest entities validly existing as of September 30, 2023 as Appendix C to the Company’s Supplemental Submission.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
January 17, 2024

3.	We note that the response to prior comment 11 states, in part, that “investment securities may represent greater than 40% of the Adjusted Total Assets of certain of the Company’s subsidiaries.” Please provide information regarding (i) whether each such subsidiary is registered, or intends to register, as an “investment company” under the Investment Company Act or (ii) the exclusion or exemption from “investment company” status you believe such subsidiary may be able to rely upon.

Investment securities represent greater than 40% of the Adjusted Total Assets of the following subsidiaries: Tiger Jungle Inc., HT Inc., Tiger Information Technology Inc., Hainan Huya Entertainment Information Technology Co., Ltd., Foshan Huya Huxin Technology Co., Ltd., Ningbo Taiheng Enterprise Management Consulting Partnership (Limited Partnership), Ningbo Taiyuan Enterprise Management Consulting Partnership (Limited Partnership) and Ningbo Meishan Free Trade Port Area Chenhai Shangying Equity Investment Partnership (Limited Partnership) (collectively, the “Applicable Subsidiaries”). None of these entities are registered, and they will not be registered, as investment companies under the Investment Company Act because the Applicable Subsidiaries are not required to be so registered.

Although investment securities constituted greater than 40% of the Adjusted Total Assets of each of Tiger Information Technology Inc., Hainan Huya Entertainment Information Technology Co., Ltd., and Foshan Huya Huxin Technology Co., Ltd. as of September 30, 2023, they are each nonetheless not an investment company as defined in the Investment Company Act by application of the Tonopah factors as discussed in the Company’s response to comment 1 above. None of Tiger Information Technology Inc., Hainan Huya Entertainment Information Technology Co., Ltd., or Foshan Huya Huxin Technology Co., Ltd. holds itself out to be an investment company, and the activities of each of these subsidiaries in support of the Company’s business, as described in the 2022 Form 20-F, demonstrates that it is a part of the Company’s primary operating business of providing online live streaming platforms and related services and is not engaged in an investment business. Thus, even though each of these subsidiaries’ Adjusted Total Assets consisted of greater than 40% of investment securities as of September 30, 2023 when calculated in accordance with Section 3(a)(1)(C), each of them is excepted from the Section 3(a)(1)(C) definition of an investment company by Section 3(b)(1).

Although investment securities constituted greater than 40% of the Adjusted Total Assets of each of Tiger Jungle Inc., HT Inc., Ningbo Taiheng Enterprise Management Consulting Partnership (Limited Partnership), Ningbo Taiyuan Enterprise Management Consulting Partnership (Limited Partnership) and Ningbo Meishan Free Trade Port Area Chenhai Shangying Equity Investment Partnership (Limited Partnership) for purposes of Section 3(a)(1)(C) of the Investment Company Act as of September 30, 2023, they are exempt from registration pursuant to Sections 3(c)(1), 3(c)(7) and/or 7(d) of the Investment Company Act despite that they are also Strategic Investment Subsidiaries. Because none of Tiger Jungle Inc., HT Inc., Ningbo Taiheng Enterprise Management Consulting Partnership (Limited Partnership), Ningbo Taiyuan Enterprise Management Consulting Partnership (Limited Partnership) and Ningbo Meishan Free Trade Port Area Chenhai Shangying Equity Investment Partnership (Limited Partnership) are making, and none of them propose to make, a public offering of securities, and each of their outstanding securities are beneficially owned by fewer than one hundred persons, each of them would be excepted from the definition of an investment company pursuant to Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. In addition, each of Tiger Jungle Inc., HT Inc., Ningbo Taiheng Enterprise Management Consulting Partnership (Limited Partnership), Ningbo Taiyuan Enterprise Management Consulting Partnership (Limited Partnership) and Ningbo Meishan Free Trade Port Area Chenhai Shangying Equity Investment Partnership (Limited Partnership) would be prohibited from publicly offering, selling or delivering any securities in the United States by use of the mails and means or instrumentalities of interstate commerce by Section 7(d) of the Investment Company Act.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
January 17, 2024

Moreover, even if any of the Applicable Subsidiaries were to be deemed an investment company under the Investment Company Act, it would nonetheless be exempt from registration under applicable provisions of the Investment Company Act. None of the Applicable Subsidiaries publicly offer for sale their securities in any jurisdiction. In addition, each Applicable Subsidiary is a direct or indirect wholly-owned subsidiary of the Company, beneficially owned by fewer than one hundred persons. Furthermore, the Company notes that none of the Applicable Subsidiaries is a guarantor of any other company’s outstanding securities.

4.	Please supplementally clarify how the wholly foreign-owned enterprise (“WFOE”) treats the variable interest entity (“VIE”) for purposes of Section 3(a)(1)(C) and explain the rationale for this treatment. More specifically, please discuss whether the WFOE treats its relationship with the VIE as comprising the applicable WFOE’s total assets for purposes of Section 3(a)(1)(C) and, if so, how the Company is calculating the “value” of such amounts for purposes of Section 2(a)(41) of the Investment Company Act.

Section 2(a)(43) of the Investment Company Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of that paragraph, is a wholly-owned subsidiary of such person. Section 2(a)(42) of the Investment Company Act defines “voting security” to mean, in pertinent part, any security presently entitling the owner or holder thereof to vote for the election of directors of a company. This voting control need not be held by reason of the ownership of securities; rather it may arise under a voting agreement.3 It is clear, reading Sections 2(a)(42) and 2(a)(43) of the Investment Company Act together, that a wholly-owned subsidiary is defined with reference to the ability to elect a majority of its board of directors. Moreover, the courts and the Commission have taken the position that the possessor of an economic interest in an issuer, such that the holder of the economic interest has the power to exercise control over how the issuer is managed, is considered to hold the equivalent of a voting security.4

[3]	See Farley, Inc. (pub. avail. Apr. 15, 1988); Pengrowth Energy Trust (pub. avail. Jan. 27, 2000). In Farley, Inc., the staff at the SEC stated that it would not recommend enforcement action if the company treated its subsidiary as a majority-owned subsidiary, even though it would own less than 50 percent of the voting power to elect directors of the subsidiary, since it would have voting control of the subsidiary through a voting agreement with another large shareholder. In Pengrowth Energy Trust, the staff at the SEC stated that it would not recommend enforcement action if the company treated its subsidiary as a majority-owned subsidiary even though the company’s only owned royalty units in the subsidiary and the company’s voting rights were acquired through a separate voting arrangement.

[4]	See, e.g., Clemente Global Growth Fund Inc. v. Pickens, 705 F. Supp. 958 (S.D.N.Y. 1989); Brief for the Securities and Exchange Commission amicus curiae at 18, 21, Clemente (discussing circumstances under which limited partnership interests may be considered to be voting securities for purposes of Section 3(c)(1) of the Investment Company Act); Wells Fargo Alternative Asset Management, LLC, SEC Staff No-Action Letter (Jan. 26, 2005).

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
January 17, 2024

As described in the Company’s response to comment 11 of the prior comment letter, the contractual arrangements through which the WFOE controls the VIE (the “VIE Contractual Arrangements”) provide the WFOE with substantially all of the voting power and economic benefits in the VIE and would allow the WFOE to elect substantially all of the board of directors of the VIE and cause the WFOE to be deemed the beneficial owner of the voting securities of the VIE under Rule 13d-3 under the Securities Exchange Act of 1934. Therefore, the VIE Contractual Arrangements are the functional equivalents of voting securities of the VIE. Because the WFOE holds the functional equivalents of more than 95 per centum of the voting securities of the VIE and hold economic interests in the VIE such that the WFOE has the power to control how the VIE is managed, the WFOE treats the VIE as a wholly-owned subsidiary for purposes of Section 3(a)(C)(1) of the Investment Company Act.

The Company does not treat the WFOE’s relationship with the VIE as comprising the WFOE’s total assets for purposes of Section 3(a)(1)(C). Rather, the value of the WFOE’s relationship with the VIE is reflected in the line items “investments in majority-owned subsidiaries that are not investment companies,” which reflects the value of the beneficial ownership of the voting securities of the VIE, and “amounts due from related parties, net,” which reflects payments and distributions due from the VIE to the WFOE, in Appendix A to the prior supplemental submission to comment 11 of the prior comment letter. Because no market quotations are readily available for the securities of any of the VIEs, the “value” of such relationships for purposes of section 2(a)(41) of the Investment Company Act are the book values of each VIE, which reflect the fair value of such relationships as determined in good faith by the Company’s Board of Directors in accordance with section 2(a)(41)(A) of the Investment Company Act.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
January 17, 2024

In determining the value of the WFOE’s relationship with the VIE, the Company considered that the WFOE is the primary beneficiary of the VIE and is entitled to all of the economic interests of the VIE pursuant to the VIE Contractual Arrangements described above and in the Company’s prior response. The Company also considered that the VIE is an integral part of the Company’s overall operating business structure through which much of the Company’s business is conducted, and the VIE holds assets vital to the Company’s business operations, including requisite licenses and permits from PRC governmental authorities. PRC laws and regulations prohibit direct foreign investment in most internet cultural businesses, including those in which the Company’s online live streaming platforms operate. In order to comply with such laws and regulations, the Company operates its business in mainland China substantially through the VIE and relies on the VIE Contractual Arrangements to control the business operations of the VIE. In addition, the Company’s servers, network facilities for internal administrative functions, workforce and IP (including licensed content copyrights of content, license rights of mobile games and other IP) are held by various consolidated operating entities, including the VIE. Together, such consolidated operating entities are significant drivers of value for the Company. Because of these arrangements and the overall structure of the Company’s operating business, the WFOE’s relationship with the VIE is significantly more valuable to the Company than the value of the VIE’s assets if they were to be independently sold, making ascribing a market based fair value impracticable.

As explained above, the Company treats the VIE as the equivalent of a wholly-owned subsidiary of the WFOE for purposes of the Investment Company Act. With respect to securities issued by majority-owned subsidiaries for which there are no readily available market quotations, Section 2(a)(41) provides that the value determined by the board of directors may not be in excess of the higher of the market value or the asset value of those securities. Past Staff positions suggest that, in certain situations where the market value of such securities is not readily determinable by reference to objective inputs, and where a company’s valuation of such securities may be significantly greater than their book value, the company should value such securities at book value to avoid the possibility of artificially high valuations permitting the company to hold greater amounts of investment securities without being deemed to be an investment company under Section 3(a)(1)(C).5 Accordingly, given the impracticability of ascribing a market value to the WFOE’s relationship with the VIE and the VIE’s significance to the Company’s business operations, the Company believes that the determination of the value of the relationship with the VIE at book value represents a conservative approach to such valuation aligned with relevant authority under the Investment Company Act.

[5]	See, e.g., Mission Corp., 12 S.E.C. 1138, 1140 (Mar. 30, 1943) (noting that but for management’s valuation of a majority-owned subsidiary at more than twice its book value, the parent company would have been an investment company as defined in Section 3(a)(1)(C)); The Aviation Corp., 10 S.E.C. 26, 29-30 (Sept. 11, 1941) (same, noting that “applicant’s evaluation of its investment . . . was fixed . . . solely and expressly for the purposes of Section 3(a)(1)(C)” and was “open to serious question”).

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
January 17, 2024

In light of the above considerations, the Company believes the book value of the VIE appropriately reflects the value of the relationship with the WFOE, in accordance with relevant Staff guidance regarding determinations of value under the Investment Company Act.6

5.	We note from your response that the Company treats “short-term deposits” with time deposits placed with banks with original maturities of more than three months but less than one year as cash items in the context of the analysis under Section 3(a)(1)(C) of the Investment Company Act.

a.	Provide a detailed legal analysis of why you believe that such “short-term deposits” should be treated as cash items for purposes of Section 3(a)(1)(C) in light of (i) the 1982 amendments to the definition of “security” (see, e.g., Public Law 97-303, 96 Stat. 1409 (October 13, 1982) and associated Senate report) and (ii) Revisions to Rules Regulating Money Market Funds, SEC Release Nos. 33-6882 and IC-18005 (February 20, 1991) (see, e.g., section II.B.1.c and fn. 28).

As discussed in the Company’s response to comment 1 above, in order to preserve principal and earn a return on the principal to preserve the time value of a portion of the Company’s cash reserves to fund future bona fide business purposes in furtherance of the Company’s operating business, the Company holds a portion of its cash reserves in time deposits. The purpose of such investments is to ensure the availability of cash for essential resources and services required for the Company’s ongoing operations, and not to acquire or hold assets for speculative or investment purposes. When held for such purposes, the SEC and courts have stated that certain investments that may otherwise be considered securities or “investment securities” may be treated as cash items.7

The Company’s short-term deposits are maintained for cash management purposes such as preserving the time value of cash reserves for operating business expenses, and are not traded or acquired for investment or speculative purposes. As described in the Company’s prior Correspondence and in its response to comment 1 above, the SEC has noted that time deposits may be investment securities, but may be cash items when held without investment intent, taking into account the purpose for which they are held, the circumstances under which they were acquired, the length of the period for which they are held, the amount held in comparison with the Company’s other assets, and any other special circumstances.8 The Company is a relatively young, rapidly evolving company, operating in a very competitive global industry with significant cash needs to finance its business operations and anticipated growth. The Company’s cash holdings, including amounts held in short-term time deposits, are maintained for the purpose of financing its business operations and anticipated growth within China and overseas. Additionally, the Company maintains a significant portion of its cash holdings in short-term time deposits to seek to preserve the value of such cash in the current inflationary environment. Such short-term deposits have maturities of one year or less, enabling the Company to deploy the cash maintained in such short-term deposits in connection with its short-term operational financing, expansion and related cash needs. Further, as described in the Company’s response to comment 1 above, the Company does not incur a significant portion of its total expenses or derive a significant portion of its total income from investment activity, including the use of short-term deposits for cash management purposes. Therefore, the Company believes the treatment of such short-term deposits as cash items is appropriate. However, regardless of the treatment of such short-term deposits for purposes of Section 3(a)(1)(C), the Company believes that application of the Tonopah factors to the Company and its consolidated operating entities, as discussed in response to comment 1 above, supports the conclusion that the Company is primarily engaged in the business of providing online live streaming platforms and related services, and the Company is not an investment company.

[6]	See Good Faith Determinations of Fair Value, SEC Investment Company Act Rel. No. 34128 (Dec. 3, 2020); Accounting Series Release (“ASR”) No. 113, Financial Reporting Codification (CCH) §404.04 (Oct. 21, 1969); ASR No. 118, Financial Reporting Codification (CCH) §404.03 (Dec. 23, 1970).

[7]	See, e.g., Cf. Reves v. Ernst & Young, 494 U.S. 56, 66 (1990) (stating that, even with respect to a note, if it is exchanged to facilitate a commercial or consumer purpose, it is “less sensibly described” as a “security”); Certain Prima Facie Investment Companies, Investment Company Act. Rel. No. 10937 (Nov. 13, 1979) (stating that even certificates of deposit may be treated as cash items, and not as securities, where purchased as an integral part of an operating business).

[8]	See Certain Prima Facie Investment Companies, SEC Rel. No. 10937, at n. 4, n. 29 (Nov. 13, 1979); Certain Prima Facie Investment Companies, SEC Rel. No. IC-11551 (Jan. 14, 1981).

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
January 17, 2024

b.	Please explain in detail whether, and to what extent, the Company and its subsidiaries have or had any investment intent with respect to the “short-term deposits” (addressing, in appropriate detail, the factors referenced in fn. 4 and 29 of Certain Prima Facie Investment Companies, SEC Release No. IC-10937 (Nov. 13, 1979) (“3a-1 Release”)). In this regard, we note that the Rule 3a-1 Release states that “[c]ertificates of deposits and time deposits typically would not be considered cash items absent convincing evidence of no investment intent.”

The Company has included the requested explanation in its response to comment 5.a. above.

c.	Please clarify whether the Company and its subsidiaries hold any time deposits with maturities of less than three months. If so, please ensure that your response to comment 6(a) and 6(b) also includes such time deposits.

The Company confirms that neither the Company nor any of its subsidiaries hold any time deposits with original maturities of less than three months as of September 30, 2023.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
January 17, 2024

d.	Please recalculate all calculations in response to our prior comment 10 and comment 11 under the assumption that time deposits are not cash items and to account for data as of September 30, 2023 (or the most recent fiscal quarter end).

The Company has recalculated the calculations in its response to prior comment 10 as requested in its response to comment 1 above, and is submitting the requested recalculation of the calculations in response to prior comment 11, under a separate cover and on a confidential, supplemental basis as Appendix A to the Company’s Supplemental Submission.

6.	In discussing the Company’s intercompany receivables you state: “These receivables generally reflected ordinary operational movement of funds within a corporate family, as well as expense reimbursements, were not subject to interest charges and were not memorialized with notes or credit agreements.” Please provide additional detailed information about the intercompany receivables of the Company and each of its subsidiaries. For example, please describe whether and how such receivables are documented, the financial terms of such arrangements and the purposes for entering into such arrangements. Please also ensure that your response is specific as to the nature and terms of intercompany receivables for both the Company and each applicable subsidiary.

The Company confirms that, as stated in the Company’s prior Correspondence, none of the intercompany receivables of the Company or any of its subsidiaries were subject to any interest charges, and none were memorialized with notes or credit agreements. All intercompany receivables of the Company and its subsidiaries are documented internally by intercompany fund transfer orders, which document the date, the receiving entity, the paying entity, the amount of funds transferred and the purpose for such transfer (i.e., funding support to maintain working capital for ordinary course of business in connection with the Company’s primary operating business of providing online live streaming platforms and related services, etc.).

For the Staff’s reference, the Company is submitting, under a separate cover and on a confidential, supplemental basis, a summary of the Company Group’s intercompany receivables as of September 30, 2023 as Appendix D to the Company’s Supplemental Submission.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
January 17, 2024

7.	Please note that the staff does not necessarily agree with the following statement made in response to prior comment 11: “…determination under Sections 3(a)(1)(A) and 3(b)(1) of the Investment Company Act that an issuer is actually engaged primarily in a business or businesses other than investing, reinvesting, owning, holding or trading in securities should be controlling, and the SEC and the courts have recognized that, as the second part of the test is the converse of the Section 3(a)(1)(A) definition, the 40% statistical test is essentially a warning that close analysis is required and that the “primary engagement” test is ultimately the determinative test of investment company status.”

The Company respectfully notes the Staff’s statement.

*      *      *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at + 86 (20) 2290-7888 or wuxin@huya.com, or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com or Yilin Xu of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (10) 6535-5586 or yilin.xu@skadden.com.

Sincerely yours,

HUYA Inc.

By:	/s/ Ashley Xin Wu
Name:	Ashley Xin Wu
Title:	Acting Co-Chief Executive Officer and Vice President of Finance

cc:	Junhong Huang, Acting Co-Chief Executive Officer and Senior Vice President, HUYA Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Wilson W.Y. Chow, Partner, PricewaterhouseCoopers Zhong Tian LLP